UNITED STATES

SECURITIES ANS EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 30, 2002

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

DOREL INDUSTRIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2002

AUDITORS' REPORT

To the Shareholders of

DOREL INDUSTRIES INC.

We have audited the consolidated balance sheets of DOREL INDUSTRIES INC. as at December 30, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three year period ended December 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 30, 2002, in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Montreal, Quebec

February 7, 2003

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 30, 2002

(In thousands of U.S. dollars)

ASSETS

	2002	2001
CURRENT ASSETS

Cash and cash equivalents	$ 54,450	$ 18,640
Accounts receivable (Note 4)	98,267	95,445
Inventories (Note 5)	142,157	152,411
Prepaid expenses	10,465	8,743
Funds held by ceding insurer (Note 20)	11,298	-
Income taxes refundable	-	5,156
Future income taxes	11,114	11,195

	327,751	291,590

CAPITAL ASSETS (Note 6)	95,374	98,366

DEFERRED CHARGES (Note 7)	14,111	12,557

GOODWILL (Note 8)	155,669	151,624

INTANGIBLE ASSETS (Note 9)	5,818	4,055

FUTURE INCOME TAXES	-	1,327

OTHER ASSETS (Note 14)	11,400	9,055

	$ 610,123	$ 568,574

LIABILITIES

CURRENT LIABILITIES

Bank indebtedness (Note 10)	$ 8,346	$ 7,911
Accounts payable and accrued liabilities (Note 11)	131,805	104,873
Income taxes payable	11,721	-
Current portion of long-term debt	2,061	2,680

	153,933	115,464

LONG-TERM DEBT (Note 12)	83,301	225,246

POST-RETIREMENT BENEFIT OBLIGATION (Note 14)	13,213	12,879

FUTURE INCOME TAXES	5,670	3,073

SHAREHOLDERS’ EQUITY

CAPITAL STOCK (Note 15)	138,446	63,023

RETAINED EARNINGS	212,660	153,223

CUMULATIVE TRANSLATION ADJUSTMENT (Note 17)	2,900	(4,334)

	354,006	211,912

	$ 610,123	$ 568,574

COMMITMENTS (Note 18)

CONTIGENT LIABILITIES (Note 19)

PRODUCT LIABILITY (Note 20)

See accompanying notes.

APPROVED ON BEHALF OF THE BOARD

____________________________ DIRECTOR

____________________________ DIRECTOR

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 30, 2002

(In thousands of U.S. dollars)

	2002	2001	2000

Balance, beginning of year	$ 153,223	$ 127,719	$ 119,345

Adoption of new accounting recommendations (Note 2)	-	-	(8,233)

	153,223	127,719	111,112

Net income	61,595	25,504	17,306

Share issue expenses (net of income taxes $1,072)	1,990	-	-

Premium paid on repurchase of shares (Note 15)	168	-	699

BALANCE, END OF YEAR	$ 212,660	$ 153,223	$ 127,719

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 30, 2002

(In thousands of U.S. dollars, except per share amounts)

	2002	2001	2000

SALES	$ 992,073	$ 916,796	$ 757,540

EXPENSES
Cost of sales	760,423	718,123	582,741
Operating	106,969	97,164	83,189
Amortization	24,850	21,168	21,041
Research and development costs	3,698	2,569	2,876
Product liability (Note 20)	-	20,000	2,300
Restructuring costs (Note 21)	-	-	9,737
Interest on long-term debt	9,987	17,643	14,968
Other interest	452	819	574

	906,379	877,486	717,426

INCOME FROM OPERATIONS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL	85,694	39,283	40,114

Income taxes (Note 22)
Current	19,388	(973)	9,389
Future	4,711	5,704	(3,957)

	24,099	4,731	5,432

INCOME FROM CONTINUING OPERATIONS BEFORE AMORTIZATION OF GOODWILL	61,595	34,552	34,682

Amortization of goodwill	-	7,990	4,708

INCOME FROM CONTINUING OPERATIONS	61,595	26,562	29,974

LOSS FROM DISCONTINUED OPERATIONS (Note 23)	-	(1,058)	(12,668)

NET INCOME	$ 61,595	$ 25,504	$ 17,306

EARNINGS PER SHARE (Note 24)
Basic
Income from continuing operations before amortization of goodwill	$ -	$ 1.23	$ 1.23
Income from continuing operations	$ -	$ 0.94	$ 1.07
Net income	$ 2.05	$ 0.91	$ 0.62

Fully diluted
Income from continuing operations before amortization of goodwill	$ -	$ 1.21	$ 1.22
Income from continuing operations	$ -	$ 0.93	$ 1.05
Net income	$ 2.00	$ 0.89	$ 0.61

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 30, 2002

(In thousands of U.S. dollars)

	2002	2001	2000

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Income from continuing operations	$ 61,595	$ 26,562	$ 29,974
Adjustments for:
Amortization	24,850	21,168	21,041
Amortization of goodwill	-	7,990	4,708
Future income taxes	4,711	5,704	(3,957)
(Gain) loss on disposal of capital assets	858	(146)	(25)
Funds held by ceding insurer	(11,298)	-	-
Write down of assets in restructuring	-	-	4,354

	80,716	61,278	56,095
Changes in non-cash working capital (Note 25)	46,222	(14,126)	(6,782)

CASH PROVIDED BY OPERATING ACTIVITIES	126,938	47,152	49,313

FINANCING ACTIVITIES
Bank indebtedness	(902)	3,258	4,016
Long-term debt	(142,704)	(40,320)	(18,401)
Issuance of capital stock	75,472	528	32
Repurchase of capital stock	(218)	-	(816)
Share issue expenses	(3,062)	-	-

CASH USED IN FINANCING ACTIVITIES	(71,414)	(36,534)	(15,169)

INVESTING ACTIVITIES
Acquisition of subsidiary companies	-	(9,156)	(143,541)
Cash acquired	-	548	6,861

	-	8,608	(136,680)
Financed by long-term debt	-	8,608	136,680

	-	-	-

Proceeds from sale of accounts receivable	-	27,750	-
Additions to capital assets	(15,840)	(11,199)	(15,119)
Deferred charges	(5,818)	(7,050)	(7,003)
Intangible assets	(3,571)	(4,424)	(571)
Other assets	2,120	(1,000)	(1,120)
Proceeds from sale of discontinued operations	-	-	1,187

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(23,109)	4,077	(22,626)

NET CASH USED IN DISCONTINUED OPERATIONS	-	(3,675)	(10,557)

OTHER
Effect of exchange rate changes on cash	3,395	950	(374)

INCREASE IN CASH AND CASH EQUIVALENTS	35,810	11,970	587

Cash and cash equivalents, beginning of year	18,640	6,670	6,083

CASH AND CASH EQUIVALENTS, END OF YEAR	$ 54,450	$ 18,640	$ 6,670

See accompanying notes.

DOREL INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 30, 2002

(In thousands of U.S. dollars, except per share amounts)

NOTE 1 - NATURE OF OPERATIONS

Dorel Industries Inc. is a consumer products manufacturer and importer of juvenile products and home furnishings.  The Company’s principal business segments consist of ready-to-assemble (RTA) furniture, juvenile furniture and accessories, and home furnishings.  The principal markets for the Company’s products are Canada, United States and Europe.

NOTE 2 - ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency.

The material differences between Canadian and United States GAAP are described and reconciled in Note 28.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the date of their acquisition.  All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported.  Significant estimates and assumptions were used to evaluate the carrying value of long-lived assets; valuation allowances for accounts receivable and inventories; liabilities for potential litigation claims and settlements including product liability; and assets and obligations related to employee pension and post-retirement benefits.  Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable

The retained interest recorded upon the sale of accounts receivable is calculated based on the estimated fair value at the date of sale.  To obtain fair values, management uses its best estimate of the future expected cash flows based on historical deductions for returns and allowances.  Gains or losses on the sale of accounts receivable are recorded to the extent actual collections differ from the estimated fair value at the date of sale.

Inventories

Raw material inventories are valued at the lower of cost and replacement cost.  Finished goods inventories are valued at the lower of cost and net realizable value.  Cost is determined on a first-in; first-out basis, and on a last-in; first-out basis for one of the Company’s subsidiaries.

Amortization

Capital assets are amortized as follows:

	Method	Rate

Buildings and improvements	Straight-line	40 years
Machinery and equipment	Declining balance	15%
Moulds	Straight-line	5 years
Furniture and fixtures	Declining balance	20%
Vehicles	Declining balance	30%
Computer equipment	Declining balance	30%
Leasehold improvments	Straight-line	5 years

Deferred charges

Deferred charges are carried at cost less accumulated amortization.

-

Research and Development Costs:

The Company incurred costs on activities which relate to research and development of new products.  Research costs are expensed as they are incurred.  Development costs are also expensed as incurred unless they meet specific criteria related to technical, market and financial feasibility.  The Company incurred $9,109 (2001 - $9,940) of research and development costs of which $3,698 (2001 - $2,569) were expensed and $5,411 (2001 - $6,921) were deferred and are being amortized to operations on a straight-line basis over a period of two years. Related amortization amounted to $3,754 (2001- $2,734, 2000 - $1,745).

-

Financing Costs:

The Company incurred certain costs related to the issue of long-term debt.  These amounts are amortized to operations on a straight-line basis over the terms of the related long-term debt.

Goodwill

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired of subsidiary companies.  Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Section 3062, “Goodwill and Other Intangible Assets”.  The new rules require that goodwill with an indefinite life will no longer be amortized to income.  Instead, the Company must determine at least once annually whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit’s net assets including goodwill, thus indicating impairment.  Any impairments are then recorded as a separate charge against income and a reduction of the carrying value of goodwill.  Under the transitional provisions of this standard, a transitional goodwill impairment test was carried out with no resulting impairment in the carrying value of goodwill.

Intangible Assets

-

Patents:

Patents are amortized by the straight-line method over their expected useful lives.

-

Licences:

Licences are amortized in line with sales of products for which the licences have been acquired.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets for potential impairment on an ongoing basis.  The Company considers projected future operating results, trends and other circumstances in making such evaluations.  Impaired assets are written down to estimated fair value, being determined based on discounted expected future cash flows.

Foreign Currency

The financial statements of self-sustaining operations whose functional currency is other than the United States dollar are translated from such functional currency to the United States dollar using the current rate method.  Under this method, assets and liabilities are translated at the rates in effect at the balance sheet date.  Income and expenses are translated at average rates of exchange for the year.  Resulting unrealized gains or losses are accumulated as a separate component of shareholders’ equity.

Foreign currency transactions and balances are translated using the temporal method.  Under this method all monetary assets and liabilities are translated at the exchange rates prevailing at the balance sheet date.  Non-monetary assets and liabilities are translated at historical exchange rates.  Income and expenses are translated at the average exchange rates for the year, except for amortization which is translated on the same basis as the related assets.  Translation gains and losses are reflected in net income.

Derivative Financial Instruments

The Company uses a number of derivative financial instruments, mainly foreign exchange contracts and interest-rate swap agreements to reduce its exposure to fluctuations in interest rates and foreign exchange rates.  These derivative financial instruments are used as a method for meeting the risk reduction objectives of the Company by generating offsetting cash flows related to the underlying position in respect of amount and timing and are measured for effectiveness on an ongoing basis.  The Company does not use derivative financial instruments for trading purposes.  The foreign currency gains and losses on these contracts are not recognized in the consolidated financial statements until the underlying transaction is recorded in net income.  Payments and receipts under interest-rate swap agreements are recognized as adjustments to interest expense.

Beginning January 1, 2004, the Company will adopt the recommendations of the Canadian Institute of Chartered Accountants Guideline 13 “Hedging Relationships”, which establishes certain conditions for when hedge accounting may be applied.  The Company has not yet determined the impact, if any, that will result from the adoption of this guideline.

Pension Plans and Post-Retirement Benefits

-

Pension Plans

The Company's subsidiaries maintain defined benefit plans and defined contribution plans for their employees.  Pension benefit obligations under the defined benefit plans are determined annually by independent actuaries using management's assumptions and the accrued benefit method.  The plans provide benefits based on a defined benefit amount and length of service.

Pension expense consists of the following:

-

the cost of pension benefits provided in exchange for employees' services rendered in the period.

-

interest on the actuarial present value of accrued pension benefits less earnings on pension fund assets.

-

amounts which represent the amortization of the unrecognized net pension assets that arose when accounting policies were first applied and subsequent gains or losses arising from changes in actuarial assumptions, and experience gains or losses related to return on assets on the straight-line basis, over the expected average remaining service life of the employee group.

-

Post-Retirement Benefits Other Than Pensions

Post-retirement benefits other than pensions, include health care and life insurance benefits for retired employees.  The costs of providing these benefits are accrued over the working lives of employees in a manner similar to pension costs.

Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3461 “Employee Future Benefits” which has been applied retroactively without restating prior years.  The cumulative effect of adopting the new recommendations at January 1, 2000 was to decrease retained earnings by $6,105, increase future income tax assets by $4,788, and increase accumulated post-retirement benefit obligation by $11,971.

Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets, the discount rate used to value future payment streams, expected trends in health care costs, and other actuarial assumptions.  Annually, the Company evaluates the significant assumptions to be used to value its pension and post-retirement plan assets and liabilities based on current market conditions and expectations of future costs.

Future Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values using the enacted income tax rate in effect at the balance sheet date.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.  Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3465 “Income Taxes” which has been applied retroactively without restating prior years.  The cumulative effect of adopting the new recommendations at January 1, 2000 was to decrease retained earnings and to increase future income tax liabilities by $2,128.

Environmental Liabilities

Liabilities are recorded when environmental claims or remedial efforts are probable, and the costs can be reasonably estimated.  Environmental expenditures related to current operations are generally expensed as incurred.

Reclassifications

Certain of the prior years’ accounts have been reclassified to conform to the 2002 financial statement presentation.  Segmented information has been adjusted to reflect the reclassifications between the Ready-to-Assemble and Home Furnishings Segments.

Change in Accounting Principles

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  This standard applies to awards granted after January 1, 2002, and is to be applied prospectively.  The Company will not change the method currently used to account for stock options granted to employees, but will provide the required pro-forma disclosures on the impact of the fair value method, which produces estimated compensation charges.  The Company’s stock option plan and other disclosures are outlined in Note 16.

Future Accounting Changes

Beginning March 31, 2003, the Company will adopt the recommendation’s of the Canadian Institute of Chartered Accountants Accounting Guideline 14 “Disclosure of Guarantees”, which establishes disclosure requirements for any obligations and risks arising from issuing guarantees.

NOTE 3 - BUSINESS ACQUISITIONS

On April 27, 2001, the Company acquired all the outstanding shares of Quint B.V., a developer and distributor of juvenile products including strollers and furniture for a total consideration of $9,156, which was financed through long-term debt.

The assets acquired and liabilities assumed consist of the following:

Assets

Cash	$ 548
Accounts receivable	1,995
Inventories	3,117
Capital assets	276
Goodwill	7,924

		$ 13,860

Liabilities

Accounts payable and accrued liabilities	3,915
Long-term debt	789

		4,704

Total purchase price		$ 9,156

On June 6, 2000, the Company acquired all the outstanding shares of Safety 1st, Inc., a developer, marketer and distributor of juvenile products including child safety and childcare, convenience, activity, and home security products, mainly based in the U.S.A., for a total consideration of $150,488, which was financed through long-term debt in the amount of $136,680.

The assets acquired and liabilities assumed consist of the following:

Assets

Cash	$ 6,861
Accounts receivable	24,187
Inventories	25,071
Capital assets	18,817
Goodwill	144,242
Future income taxes	12,351
Other assets	5,259

		$ 236,788

Liabilities

Accounts payable and accrued liabilities	25,227
Long-term debt	61,073

		86,300

Total purchase price		$ 150,488

These combinations have been recorded under the purchase method of accounting with the results of operations of the acquired businesses being included in the accompanying consolidated financial statements since the date of acquisition.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	2002	2001

Accounts receivable	$ 158,006	$ 146,918
Allowance for anticipated credits	(54,711)	(47,265)
Allowance for doubtful accounts	(5,028)	(4,208)

	$ 98,267	$ 95,445

The Company entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount.  Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables.  As at December 30, 2002, the Company sold $30,000 (2001 - $29,236) of accounts receivable under this agreement and excluded this amount from the balance as at December 30, 2002 and 2001, respectively.  The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale.  At December 30, 2002 and 2001, the retained interest totalling $750 is included in prepaid expenses.

On January 22, 2002, one of the Company’s larger customers, K-Mart Corporation (“K-Mart”) and 37 of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.  As at December 30, 2002, the Company has included in accounts receivable, gross pre-petition receivables from K-Mart totalling approximately $22,918.  In addition, the Company has provided for its allowance for anticipated credits certain reserves for returns and allowances, advertising and other anticipated deductions related specifically to the gross pre-petition receivables.  Management believes that it will be granted the right of offset for these anticipated deductions through the bankruptcy claims administration process.  Insurance claims have been filed representing a significant portion of its net pre-petition receivables from K-Mart.  Management believes that its remaining allowances for anticipated credits and doubtful accounts recorded at December 30, 2002, are adequate to cover any potential losses associated with the receivables from K-Mart, net of insurance recoveries.

NOTE 5 - INVENTORIES

Inventories consist of the following:

	2002	2001

Raw materials	$ 32,508	$ 36,674
Work in progress	7,107	8,744
Finished goods	102,542	106,993

	$ 142,157	$ 152,441

NOTE 6 - CAPITAL ASSETS

		Accumulated	Net
	Cost	Amortization	2002	2001

Land	$ 1,799	$ -	$ 1,799	$ 1,877
Buildings and improvements	42,866	9,671	33,195	33,144
Machinery and equipment	67,227	39,513	27,714	31,955
Moulds	62,132	44,492	17,640	17,324
Furniture and fixtures	4,209	2,121	2,088	2,689
Vehicles	632	525	107	168
Computer equipment	10,305	5,829	4,476	3,760
Leasehold improvements	2,909	1,694	1,215	743
Construction in progress – equipment	7,140	-	7,140	5,583
Equipment under capital lease	-	-	-	1,123

	$ 199,219	$ 103,845	$ 95,374	$ 98,366

NOTE 7 - DEFERRED CHARGES

	2002	2001

Development costs	$ 11,002	$ 8,689
Financing costs	1,125	1,832
Other	1,984	2,036

	$ 14,111	$ 12,557

Amortization of deferred development costs and all other deferred charges amounted to $3,754 (2001 - $2,734, 2000 - $1,745) and $1,633 (2001 - $1,297, 2000 - $722), respectively.

Upon the acquisition of Safety 1st, Inc. in 2000, the Company capitalized a fixed rate interest swap acquired as part of the transaction, based on its fair value at  the date of acquisition.  The notional amount of the swap agreement totals $35,000.  The agreement requires the Company to pay a fixed rate of 6.38% in exchange for 3-month LIBOR and matures on December 1, 2004.  The capitalized swap is amortized using the straight-line method from the acquisition date over the remaining term of the agreement.  Periodic interest settlements are recorded in interest expense, net.  As at December 30, 2002, the net book value of the swap included in other deferred charges is $623 (2001 - $935).

NOTE 8 - GOODWILL

The following table summarizes the impact of adopting the new standard:

	2002	2001	2000

Net income	$ 61,595	$ 25,504	$ 17,306
Amortization of goodwill	-	7,990	4,708

Adjusted net income	$ 61,595	$ 33,494	$ 22,014

Adjusted basic earnings per share	$ 2.05	$ 1.20	$ 0.78

Adjusted fully diluted earnings per share	$ 2.00	$ 1.17	$ 0.78

NOTE 9 - INTANGIBLE ASSETS

		Accumulated	Net
	Cost	Amortization	2002	2001

Patents	$ 5,951	$ 1,597	$ 4,354	$ 4,055
Licenses	1,638	174	1,463	-

	$ 7,589	$ 1,771	$ 5,818	$ 4,055

NOTE 10 - BANK INDEBTEDNESS

The average interest rates on the outstanding borrowings for 2002 and 2001 were 4.89% and 5.6%, respectively.  As at December 30, 2002, the Company had unused and available bank lines of credit amounting to approximately $26,109 (2001 - $14,649), renegotiated annually.

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001

Accounts payable	$ 91,178	$ 82,286
Salaries payable	13,405	9,287
Product liability	27,222	13,300

	$ 131,805	$ 104,873

NOTE 12 - LONG-TERM DEBT

	2002	2001

Series “A” Senior Guaranteed Notes

Bearing interest at 6.80% per annum with principal repayments commencing in 2004 as follows:
- 5 annual instalments of $1,000 ending July 2008
- 1 instalment of $8,500 in July 2009
- 2 annual instalments of $10,000 ending in July 2011
- 1 final instalment of $16,500 ending in July 2012	$ 50,000	$ -

Term Notes

Bearing interest at 7.50% per annum with principal repayments as follows:
- 1 annual instalment of $1,500 ending in April 2003
- 5 annual instalments of $4,800 ending in April 2008	25,500	27,000

Bearing interest at 7.63% per annum with principal repayments as follows:
- 1 annual instalment of $500 ending in June 2003
- 5 annual instalments of $1,600 ending in June 2008	8,500	9,000

Revolving Bank Loans

Bearing interest at various rates per annum, averaging 6.05% based
on LIBOR or U.S. bank rates, total availability of $275,000	-	190,000

Other 1,362	1,301

Obligations under capital lease	-	625

	85,362	227,926

Current portion	2,061	2,680

	$ 83,301	$ 225,246

The aggregate repayments in subsequent years of existing long-term debt will be:

Fiscal Year Ending	Amount

2003	$ 2,061
2004	7,461
2005	7,461
2006	7,461
2007	7,461

$ 31,905

NOTE 13 - FINANCIAL INSTRUMENTS

In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, for purposes other than trading.  The Company uses derivative financial instruments as outlined in Note 2, to reduce exposure to fluctuations in interest rates and foreign exchange rates.  The derivative financial instruments include foreign exchange contracts and interest rate swaps.  The non-derivative financial instruments include those as outlined below.  By their nature, all such instruments involve risk, including market risk and the credit risk of non performance by counterparties.  These financial instruments are subject to normal credit standards, financial controls, risk management as well as monitoring procedures.

Fair Value of Recognized Financial Instruments

Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

	December 30, 2002		December 30, 2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents	$ 54,450	$ 54,450	$ 18,640	$ 18,640
Accounts receivable	98,267	98,267	95,445	95,445
Interest rate swap	623	(3,191)	935	(2,969)

Financial Liabilities
Bank indebtedness	8,346	8,346	7,911	7,911
Accounts payable and accrued liabilities	131,805	131,805	104,873	104,873
Long-term debt	85,362	88,904	227,926	223,651

The carrying amounts shown in the table above are those which are included in the balance sheet and/or notes to the financial statements.

Determination of Fair Value

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities - The carrying amounts approximate fair value because of the short maturity of those financial instruments.

Interest rate swap - The fair value is computed based on the difference between mid-market levels and the fixed swap rate as at December 30, 2002.

Long-term debt - The fair value is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for loans with similar terms and maturity.

Letters of credit - As described in Note 18, the Company has certain letter of credit facilities of which management does not expect any material losses to result from these instruments.

Foreign Exchange Risk Management

The Company enters into various types of foreign exchange contracts to manage its exposure to foreign currency risk as indicated in the following table:

	December 30, 2002		December 30, 2001		December 30, 2000
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value

Future contracts	$ 9,318	$ 9,508	$ 20,820	$ 20,780	$ 69,684	$ 69,823
Forward exchange contracts	5,000	5,355	301	298	8,000	7,924
Options	-	-	-	-	5,500	5,533

The term of the currency derivatives ranges from three to twelve months.  The Company's market risk with respect to foreign exchange contracts is limited to the exchange rate differential.

Deferred unrealized gains (losses) on these contracts are presented in the following table, showing the periods in which they are expected to be recognized in income.

	2002	2001	2000

To be recognized within

Three months	$ 370	$ (18)	$ (9)
Six months	31	(10)	38
Nine months	67	(7)	52
Twelve months	75	(8)	15

	$ 545	$ (43)	$ 96

Concentrations of Credit Risk

Substantially all accounts receivable arise from sales to the retail industry.  Accounts receivable from major consumers comprised 50.75% and 59.1% of the total at December 30, 2002 and 2001, respectively.

NOTE 14 - BENEFIT PLANS

Pension Benefits

The Company's subsidiaries maintain defined benefit pension plans for specific employees.   Obligations under the defined benefit plans are determined annually by independent actuaries using management’s assumptions and the accrued benefit method.  The plans provide benefits based on a defined benefit amount and length of service.

Information regarding the Company’s defined benefit plans is as follows:

	2002	2001
Accrued benefit obligation:
Balance, beginning of year	$ 16,835	$ 14,881
Current service cost	353	327
Interest cost	1,204	1,176
Plan amendments	(144)	720
Benefits paid	(1,139)	(1,023)
Actuarial losses	1,008	754

Balance, end of year	18,117	16,835

Plan assets:
Fair value, beginning of year	17,041	17,579
Actual return on plan assets	(2,717)	(2,265)
Employer contributions	4,700	2,750
Benefits paid	(1,139)	(1,023)

Fair value, end of year	17,885	17,041

Funded status-plan surplus (deficit)	(232)	206
Unamortized actuarial loss	10,101	4,931
Unamortized prior service cost	1,531	1,822
Unamortized transition obligation	-	(24)

Accrued benefit asset	$ 11,400	$ 6,935

The accrued benefit asset relating to pension benefits is included in other assets.

Net pension costs for the defined benefit plan comprise the following:

	2002	2001	2000

Current service cost, net of employee contributions	$ 353	$ 327	$ 317
Interest cost	1,204	1,176	1,151
Expected return on assets	(1,617)	(1,635)	(1,662)
Amortization of prior service costs	146	110	110
Amortization of net actuarial (gain)/loss	173	-	-
Amortization of transition obligation	(24)	(63)	(63)

Pension expense (benefit):	$ 235	$ (85)	$ (147)

Total expense under the defined contribution plans was  $2,197 (2001 - $1,416, 2000 -  $1,641).

Post-Retirement Benefits

The Company’s subsidiary maintains a defined benefit post-retirement benefit plan for substantially all its employees.

Information regarding this Company’s post-retirement benefit plan is as follows:

	2002	2001
Accrued benefit obligation:
Balance, beginning of year	$ 9,076	$ 11,569
Current service cost	392	306
Interest cost	731	807
Plan amendments	-	(1,481)
Benefits paid	(555)	(751)
Actuarial losses	1,523	(1,374)

Balance, end of year	11,167	9,076

Plan assets:
Employer contributions	555	751
Benefits paid	(555)	(751)

Fair value, end of year	-	-

Funded status-plan surplus (deficit)	(11,167)	(9,076)
Unamortized actuarial (gain)/loss	(749)	(2,359)
Unamortized prior service cost	(1,297)	(1,444)

Accrued benefit liability	$ (13,213)	$ (12,879)

Net costs for the post-retirement benefit plan comprise the following:

	2002	2001	2000

Current service cost, net of employee contributions	$ 392	$ 306	$ 296
Interest cost	732	807	792
Amortization of net actuarial (gain)/loss	(147)	(92)	-
Amortization of prior service costs	(66)	(37)	(55)

Net benefit plan expense	$ 911	$ 984	$ 1,033

Weighted average assumptions as at December 30, 2002:

	Pension Benefits			Post-Retirement Benefits
	2002	2001	2000	2002	2001

Discount rate	6.75%	7.50%	8.00%	6.75%	7.50%
Expected long-term return on plan assets	9.50%	9.50%	9.50%	-	-

Plan assets are measured using the fair value method.  Unamortized actuarial gains and losses and prior service costs are recognized over the expected average remaining service period.

The Company’s health benefit costs were estimated to increase with an annual rate of 9.0% during 2002 (2001 - 7.5%) decreasing to an annual growth rate of 5% in 2007 and thereafter.

Certain of the Company’s subsidiaries have elected to act as self-insurer for certain costs related to all active employee health and accident programs.  The expense for the year ended December 30, 2002 was $9,388 (2001 - $9,007, 2000 - $8,494) under this self-insured benefit program.

Certain of the Company’s subsidiaries maintain a non-qualified deferred compensation plan for certain highly compensated employees, which provides for employer contributions, and are held in a trust.  The total contributions made under these plans for the year ended December 30, 2002 was $65 (2001 - $15, 2000 - $39).

NOTE 15 - CAPITAL STOCK

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

	2002		2001
	Number	Amount	Number	Amount

Class “A” Multiple Voting Shares

Balance, beginning of year	4,940,360	$ 2,168	5,035,260	$ 2,207

Converted form Class “A” to Class “B” (1)	(30,900)	(12)	(94,900)	(39)

Balance, end of year	4,909,460	2,156	4,940,360	2,168

Class “B” Subordinate Voting Shares

Balance, beginning of year	23,230,132	60,855	23,090,232	60,288

Converted from Class “A” to Class “B” (1)	30,900	12	94,900	39

Issuance of capital stock (2)	2,929,200	72,435	-	-

Issued under stock option plan	216,000	3,037	45,000	528

Repurchase of capital stock (3)	(10,000)	(49)	-	-

Balance, end of year	26,396,232	136,290	23,230,132	60,855

TOTAL CAPITAL STOCK		$ 138,446		$ 63,023

1.

During the year, the Company converted 30,900 (2001 - 94,900) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.40 per share (2001 - $0.41 per share).

2.

Under an agreement dated April 26, 2002 between the Company and a syndicate of underwriters led by CIBC World Markets Inc., the Company agreed to sell and the underwriters agreed to purchase 2,929,200 Class “B” Subordinate Voting Shares at a price of $24.73 ($CAN  38.50) for an aggregate consideration of $72,435 ($CAN 112,774) all pursuant to a prospectus dated May 8, 2002.

3.

Under a Normal Course Issuer Bid effective August 9, 2002, the Company indicated its intention to purchase up to 200,000 Class “B” Subordinate Voting Shares at the prevailing market price.  The program expires on August 8, 2003.  During the year, the Company purchased for cancellation by way of a Normal Course Issuer Bid on the Toronto Stock Exchange 10,000 Class “B” Subordinate Voting shares for the total consideration of $217.

4.

On September 21, 2001, the Company granted to Hasbro, Inc. as partial consideration for the licence agreement, 200,000 share purchase warrants to purchase 200,000 Class “B” Subordinate Voting Shares at an exercise price of $19.10 expiring no later than September 21, 2005.

In January 2003, Hasbro, Inc. exercised the 200,000 share purchase warrants.

NOTE 16 - STOCK OPTIONS

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options may be granted.  The maximum number of Class “B” Subordinate Voting Shares which may be issued under the plans is 4,500,000.  No option granted may be exercised during the first year following its granting and is exercisable, on a cumulative basis, at the rate of 25% in each of the following four years, and will expire no later than the year 2007.

The Company's stock option plan is as follows:

	2002		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of year	1,414,000	$ 13.69	1,503,000	$ 13.72
Granted	884,000	20.80	15,000	16.47
Exercised	(216,000)	15.24	(45,000)	11.73
Cancelled	(3,000)	18.53	(59,000)	16.24

Options outstanding, end of year	2,079,000	$ 16.55	1,414,000	$ 13.69

A summary of options outstanding at December 30, 2002 is as follows:

	Total Outstanding			Total Exercisable
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Contractual Remaining Life	Options	Weighted Average Exercise Price

$12.47 - $16.28	1,029,000	$12.60	0.86	1,012,750	$12.54
$17.00 - $24.73	1,050,000	$20.40	3.87	91,750	$18.31

$12.47 - $24.73	2,079,000	$16.55	2.38	1,104,500	$13.02

If the Company had elected to recognize compensation costs based on the fair value at the date of grant, consistent with the provisions of the Canadian Institute of Chartered Accountants Section 3870, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

2002

Net income	As reported	$ 61,595
	Pro forma	$ 60,572

Basic Earnings per share	As reported	$ 2.05
	Pro forma	$ 2.01

Fully diluted earnings per share	As reported	$ 2.00
	Pro forma	$ 1.97

Weighted-average fair value of options granted during the year	$ 7.70

The above pro-forma net income and earnings per share were computed using the fair value of granted options as at the date of grant as calculated by the Black-Scholes option method.  In order to perform the calculation the following weighted average assumptions were made for the fiscal year 2002:

2002

Risk-free interest rate	4.33%
Dividend yield	Nil
Volatility factor of the expected market price of the Company’s share capital	0.349
Term to maturity	2.38

NOTE 17 - CUMULATIVE TRANSLATION ADJUSTMENT

An analysis of the cumulative translation adjustment included in shareholders' equity is as follows:

	2002	2001	2000

Balance, beginning of year	$ (4,334)	$ (410)	$ 2,422

Translation of self-sustaining foreign operations	7,234	(3,924)	(3,668)
Translation of foreign loans hedging net investment
in foreign operations	-	-	836

Balance, end of year	$ 2,900	$ (4,334)	$ (410)

NOTE 18 - COMMITMENTS

a)

The Company has entered into long-term lease agreements bearing various expiry dates to the year 2012.  The minimum annual rentals exclusive of additional charges will be as follows:

Fiscal Year Ending	Amount

2003	$ 10,952
2004	10,300
2005	8,871
2006	5,876
2007	5,237

$ 41,236

b)

The Company has letter of credit facilities totalling $33,000 (2001 - $19,390) of which unaccepted letters of credit outstanding as at December 30, 2002 and 2001 amount to $22,152 and $6,578, respectively.

c)

Dorel Insurance Corporation, as required under the terms of its reinsurance agreement, has issued an irrevocable letter of credit in the amount of $4,500,000.

NOTE 19 - CONTINGENT LIABILITIES

The Company is involved in various legal actions and party to a number of other claims or potential claims that have arisen in the normal course of business, the outcome of which is not yet determinable.  In the opinion of management, based on information presently available, any monetary liability or financial impact of such lawsuits, claims or potential claims to which the Company might be subject would not be material to the consolidated financial position of the Company and the consolidated results of operations.

NOTE 20 - PRODUCT LIABILITY

The Company is insured for product liability by the use of both traditional and self-funded insurance to mitigate its product liability exposure.  The Company is insured for product liability by a third party insurer which is fully reinsured by the Company’s wholly owned subsidiary, Dorel Insurance Corporation, which functions as a captive insurance company.  The third-party insurance company’s coverage is limited to the fair value of the assets held by the captive insurance company.  The Company also has various excess insurance policies for product liability incidents which occurred prior to December 20, 2002.

The estimated product liability exposure was calculated by an independent actuary based on historical sales volumes, past claims history and management and actuarial assumptions.  The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2002.  Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

As at December 30, 2002, the Company’s total exposure related to current and future product liability incidents was estimated to range from $25,158 to $31,877.  The Company’s recorded liability of $27,222 and $13,300 as at December 30, 2002 and 2001, respectively, represents the difference between the Company’s total estimated exposure and the fair value of the assets held by the captive.

Funds Held by Ceding Insurer

Dorel Insurance Corporation, the captive insurance company, has entered into a reinsurance agreement whereby funds are withheld by the ceding insurer, for the purpose of payment of net losses related to product liability claims.  These funds bear interest at a rate of 1.64% per annum.

NOTE 21 - RESTRUCTURING COSTS

During 2000, the Company recorded a pretax charge of $9,737, associated with the merger and integration of Safety 1st, Inc.’s operations and plant facilities.  Included in this total were asset impairments of $4,354, severance and other employment related costs of $2,067, distribution consolidation costs of $2,852 and other costs of $464.  The consolidation of the distribution facilities and payment of the remaining severance and employment related costs were completed during 2002.  Accordingly there were no amounts recorded in accounts payable and accrued liabilities as at December 30, 2002.  At December 30, 2001, approximately $1,828 of restructuring costs were recorded in accounts payable and accrued liabilities.

NOTE 22 - INCOME TAXES

Variations of income tax expense from the basic Canadian Federal and Provincial combined tax rates applicable to income from operations before income taxes are as follows:

	2002		2001		2000

PROVISION FOR INCOME TAXES	$ 29,993	35.0%	$ 10,952	35.0%	$ 14,162	40.0%

ADD (DEDUCT) EFFECT OF:
Non-allowable amortization	-	-	2,640	8.4	1,597	4.5
Difference in effective tax rates of foreign subsidiaries	(2,761)	(3.2%)	(2,648)	(8.5)	(2,070)	(5.9)
Recovery of income taxes arising from the use of unrecorded tax benefits	(2,979)	(3.5%)	(6,127)	(19.6)	(8,571)	(24.2)
Other - net	(154)	(0.2%)	(86)	(0.2)	314	0.9

ACTUAL PROVISION FOR INCOME TAXES	$ 24,099	28.1%	$ 4,731	15.1%	$ 5,432	15.3%

The following presents the Canadian and foreign components of income from operations before income taxes and income tax expense for the years ended December 30:

	2002	2001	2000
Details of income from operations:

Domestic	$ 14,868	$ (59)	$ (8,653)
Foreign	70,826	31,352	44,059

Income from operations before income tax expense:	$ 85,694	$ 31,293	$ 35,406

Details of income tax expense:

Current
Domestic	$ 4,907	$ (1,208)	$ (314)
Foreign	14,481	235	9,703

	19,388	(973)	9,389
Future
Domestic	(208)	319	58
Foreign	4,919	5,385	(4,015)

	4,711	5,704	(3,957)

	$ 24,099	$ 4,731	$ 5,432

NOTE 23 - DISCONTINUED OPERATIONS

In December 2000, the Company adopted a plan to discontinue the operations of the Fort Smith, Arkansas wooden crib manufacturing facility and sell the existing assets.  Accordingly, the operating results of the Fort Smith, Arkansas facility have been classified  as discontinued operations in the accompanying consolidated statement of income.  All manufacturing operations in Fort Smith ceased during June 2001.  The Company recorded a loss on disposal from discontinued operations of $1,058 in 2001 resulting from higher-than-anticipated operating losses.  At December 30, 2001, the consolidated balance sheet includes $5,379 of inventory and $1,222 of capital assets relating to Fort Smith.  At December 30, 2002, the consolidated balance sheet includes approximately $600 of inventory relating to Fort Smith, which is expected to be sold during 2003.  All other activities related to the closure of this operation have been completed as at December 30, 2002.

In December 2000, the Company adopted a plan to discontinue the import and sale of strollers through its subsidiary company Dorel (U.K.) Limited.  Accordingly, the operating results for 2000 have been classified as discontinued operations in the accompanying consolidated statement of income.

On September 30, 2000, the Company sold capital assets and certain prepaid expenses of Infantino, Inc. in the amount of $1,187.  In addition, the purchaser was obligated to acquire the inventory from the Company at book value.  Inventory consigned to the purchaser totalled $1,221 and $3,724 in 2001 and 2000, respectively. Accordingly, the results of Infantino, Inc. have been classified as discontinued operations in the accompanying consolidated statement of income.

Operating results from discontinued operations are as follows:

	2001	2000

Sales	$ -	$ 36,311

Operating loss	-	(10,489)

Income tax benefit	-	2,534

Loss from discontinued operations	-	(7,955)

Pre-tax loss disposal of discontinued operations	(2,101)	(7,650)

Income tax benefit	1,043	2,937

Loss on disposal of discontinued operations	(1,058)	(4,713)

Discontinued operations – net of tax	$ (1,058)	$ (12,668)

Net assets of discontinued operations are as follows:

2001

Current assets	$ 6,600

Capital assets	1,222

Total assets of discontinued operations	$ 7,822

NOTE 24 - EARNINGS PER SHARE

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	2002	2001	2000

Weighted daily average number of Class “A” Multiple
and Class “B” Subordinate Voting Shares	30,097,165	28,159,026	28,124,956

Dilutive effect of stock options and share purchase warrants	642,073	409,540	392,225

Weighted average number of diluted shares	30,739,238	28,568,566	28,517,181

Number of anti-dilutive stock options or share purchase
warrants excluded from fully diluted earnings per share
calculation	100,000	200,000	411,000

Effective January 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3500, “Earnings Per Share” which has been applied retroactively with the restatement of prior year comparative information.  This section requires the use of the treasury stock method to compute the dilutive effect of stock options and stock purchase warrants.  Adoption of the new recommendations as at January 1, 2001 did not have a significant impact on the diluted earnings per share.

NOTE 25 - STATEMENT OF CASH FLOWS

Net changes in non-cash working capital balances relating to continuing operations are as follows:

	2002	2001	2000

Accounts receivable	$ (950)	$ 2,320	$ 1,613
Inventories	12,831	(10,646)	(20,104)
Prepaid expenses	(5,798)	245	(4,541)
Accounts payable and accrued liabilities	24,931	2,042	17,310
Income taxes	15,208	(8,087)	(1,060)

Total	$ 46,222	$ (14,126)	$ (6,782)

Supplementary disclosure:
	2002	2001	2000

Interest paid	$ 9,342	$ 17,556	$ 14,525
Income taxes paid	$ 12,983	$ 1,546	$ 7,782
Income taxes received	$ 5,400	$ -	$ -

NOTE 26 - SEGMENTED INFORMATION

The Company’s significant business segments include:

-

Juvenile Products Segment:  Engaged in the design, manufacture and distribution of children’s furniture and accessories which include infant car seats, strollers, high chairs, toddler beds, cribs and infant health and safety aids.

-

Ready-to-Assembly Segment:  Engaged in the design, manufacture and distribution of ready-to-assemble furniture which include office and bedroom furniture, bookcases and storage solutions as well as entertainment and home theatre units.

-

Home Furnishings Segment:  Engaged in the design, manufacture and distribution of home furnishings which includes metal folding furniture, futons, step stools, ladders and other imported furniture items.

The accounting policies used to prepare the information by business segment are the same as those used to prepare the consolidated financial statements of the Company as described in Note 2.

The Company evaluates financial performance based on measures of income from continuing operations before interest income taxes, amortization of goodwill and special items.  Inter-segment sales were immaterial for the years ended December 30, 2002, 2001, and 2000.

Geographic Segments

	Sales			Capital Assets and Goodwill
	2002	2001	2000	2002	2001	2000

Canada	$ 157,153	$ 145,672	$ 141,409	$ 11,152	$ 11,800	$ 13,931
Unites States	708,850	682,417	553,491	214,224	219,429	230,396
Other foreign countries	126,070	88,680	62,640	25,667	18,761	10,584

Total	$ 992,073	$ 916,769	$ 757,540	$ 251,043	$ 249,990	$ 254,911

Industry Segments

	Total
	2002	2001	2000

Sales to customers	$ 992,073	$ 916,769	$ 757,540
Inter-segment sales	-	-	-

SALES	922,073	916,769	757,540

Costs of sales and operating expenses	860,969	810,516	661,907
Amortization	23,858	20,031	20,075

Earnings from operations	107,520	86,222	75,558

Interest	15,217	21,013	17,742
Income taxes	29,955	12,064	10,888
Product liability	-	20,000	2,300
Restructuring costs	-	-	9,737

Income from continuing operations before amortization of goodwill	$ 62,348	$ 33,145	$ 34,891

Total Assets	$ 539,637	$ 542,609	$ 564,642

Additions to Capital Assets	$ 15,817	$ 11,454	$ 15,064

Goodwill

The continuity of goodwill by business is as follows:

Balance, beginning of year	$ 151,624	$ 148,896	$ 12,911
Additions	-	7,924	141,083
Amortization	-	(7,990)	(4,708)
Foreign exchange and other	4,045	2,794	(390)

Balance, end of year	$ 155,669	$ 151,624	$ 148,896

Juvenile			Ready-to-Assemble			Home Furnishings
2002	2001	2000	2002	2001	2000	2002	2001	2000

$ 528,446	$ 503,892	$ 369,582	$ 257,513	$ 260,235	$ 273,447	$ 206,114	$ 152,642	$ 114,511
-	-	87	-	-	-	-	-	-

528,446	503,892	369,669	257,513	260,235	273,447	206,114	152,642	114,511

469,166	452,226	325,817	205,123	209,990	227,172	186,679	148,300	108,918
16,291	13,326	10,618	4,404	4,602	7,185	2,890	2,103	2,272

42,989	38,340	33,234	47,986	45,643	39,090	16,545	2,239	3,321

15,222	18,258	14,006	(1,789)	502	1,715	1,784	2,253	2,021
8,434	(3,786)	1,298	17,678	15,806	9,618	3,483	44	(28)
-	20,000	2,300	-	-	-	-	-	-
-	-	9,737	-	-	-	-	-	-

$ 19,333	$ 3,868	$ 5,893	$ 32,097	$ 29,335	$ 27,757	$ 10,918	$ (58)	$ 1,328

$362,992	$378,211	$382,529	$ 99,257	$ 85,563	$121,848	$ 77,387	$ 80,835	$ 60,265

$ 10,260	$ 8,484	$ 9,647	$ 5,064	$ 1,543	$ 3,006	$ 493	$ 1,427	$ 2,411

$ 147,202	$ 144,199	$ 7,939	$ 4,422	$ 4,697	$ 4,972	$ -	$ -	$ -
-	7,924	141,083	-	-	-	-	-	-
-	(7,715)	(4,433)	-	(275	(275)	-	-	-
4,045	2,794	(390)	-	-	-	-	-	-

$151,247	$147,202	$144,199	$ 4,422	$ 4,422	$ 4,697	$ -	$ -	$ -

	Total
	2002	2001	2000
Reconciliations:

Net Income
Total income from continuing operations before amortization
of goodwill for reportable segments	$ 62,348	$ 33,145	$ 34,891

Corporate expenses	753	(1,407)	209
Amortization of goodwill	-	7,990	4,708
Loss from discontinued operations	-	1,058	12,668

Net income	$ 61,595	$ 25,504	$ 17,306

Total Assets

Total assets for reportable segments	$ 539,637	$ 542,609	$ 564,642
Corporate assets	70,486	25,965	11,402

Total assets	$ 610,123	$ 568,574	$ 576,044

Concentration of Credit Risk

Sales to major customers were concentrated as follows:

	Canada			United States			Foreign
	2002	2001	2000	2002	2001	2000	2002	2001	2000

Juvenile	1.2%	1.3%	0.8%	30.8%	29.4%	32.2%	-	-	-
Ready-to-Assemble	4.9%	5.0%	7.8%	16.2%	17.5%	16.8%	-	-	-
Home Furnishings	5.3%	5.8%	4.9%	6.5%	6.9%	4.5%	3.7%	3.7%	0.8%

NOTE 27 - SUBSEQUENT EVENT

On January 29, 2003, the Company signed a share purchase agreement to purchase the shares of AMPA Group, a juvenile products manufacturer located in Cholet, France, for a total consideration of approximately $245,000, including acquisition costs.  This acquisition will be financed by the issuance of $110,000 Senior Guaranteed Notes, the use of unused banking facilities and cash.  The Company is presently in the process of allocating the cost of the purchase to the net assets acquired.

NOTE 28 - UNITED STATES ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in the case of the Company, conform in all material respects with those in the United States (U.S. GAAP) and with the requirements of the Securities and Exchange Commission (SEC), except as follows:

Deferred Charges

Canadian GAAP allows for the deferral and amortization of development costs if specific criteria are met.  Under U.S. GAAP all costs classified as development costs are expensed as incurred.

Deferred Income Taxes

In 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3465, “Income Taxes” which were applied retroactively without restating prior years.  These new standards substantially conform to those in the United States as contained in SFAS No. 109, “Accounting for Income Taxes”.  Prior to 2000, under Canadian GAAP, income taxes were recorded under the deferred method which provided for tax allocation on differences between accounting income and taxable income for the period using the tax rates and regulations existing for that year.

Pension Plans and Post Retirement  Benefits Other than Pensions

In 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3461, “Employee Future Benefits” which were applied retroactively without restating prior years.  These standards substantially conform to those in the United States.  Prior to 2000, post-retirement benefits other than pensions were generally charged to operations as incurred.

Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability.  Any portion of this additional liability that relates to unrecognized past service cost is recognized as an intangible asset which the remainder is charged to other comprehensive income.  Canadian GAAP has no such requirement to record a minimum liability.

Accounting for Derivative Instruments and Hedging Activities

SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments, including those embedded in other contracts, be recorded on the balance sheet at their fair value.  Changes in the fair value of derivatives are recorded each period in income from operations or other comprehensive income depending on the intended use of the derivative, its resulting designation and its effectiveness.  If a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, an offset to income from operations is available but only to the extent that the hedge is effective.  The ineffective portion of the change in fair value of a derivative instrument that meets the hedge criteria is recognized in current income from operations.

Goodwill

Under Canadian GAAP, certain incremental costs incurred in connection with an acquisition were allowed to be included in either the allocation of the purchase price to the acquired assets and liabilities, or in the results of the Consolidated Statement of Income.  U.S. GAAP requires that certain incremental costs be included as part of the purchase price allocation and resulting goodwill.

Income Before Amortization of Goodwill

Under Canadian GAAP, recently issued Section 1581 “Business Combinations” permits amortization of goodwill to be presented  net-of-tax on a separate line in the Consolidated Statement of Income.  This presentation is not currently permitted under U.S. GAAP.

Stock Options

The United States Financial Accounting Standards Board has issued standard SFAS No. 123 for accounting for stock based compensation.  The Company has elected to continue to account for its stock-based compensation plan under the guidelines of Accounting Principles Board Opinion No. 25 for purposes of reconciliation to U.S. GAAP; however, additional disclosure as required by the guidelines of SFAS No. 123 is included below.

In accordance with Company policy, the exercise price of the Company’s employee stock option equals the market price of the underlying stock on the date of grant.  Accordingly, under the rules of APB 25, no related compensation expense was recorded in the Company’s results of operations for U.S. GAAP purposes.

If the Company had elected to recognize compensation costs based on the fair value at the date of grant, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

	2002	2001	2000

Pro-forma income from continuing operations for U.S. GAAP	$ 59,723	$ 20,165	$ 25,696
Loss from discontinued operations	-	(1,058)	(12,668)

Pro-forma net income for U.S. GAAP	$ 59,723	$ 19,107	$ 13,028

Pro-forma earnings per share:

Basic

Pro-forma income from continuing operations	$ 1.99	$ 0.72	$ 0.91
Pro-forma net income	$ 1.99	$ 0.68	$ 0.46

Fully Diluted

Pro-forma income from continuing operations	$ 1.94	$ 0.71	$ 0.90
Pro-forma net income	$ 1.94	$ 0.67	$ 0.46

The above pro-forma net income and earnings per share were computed using the fair value of granted options as at the date of grant as calculated by the Black-Scholes option method.  In order to perform the calculation the following weighted average assumptions were made for fiscal years 2002, 2001 and 2000:

	2002	2001	2000

Risk-free interest rate	$ 59,723	$ 20,165	$ 25,696
Dividend yield	Nil	Nil	Nil
Volatility factor of the expected market price of the Company’s
share capital	0.349	0.354	0.348
Term to maturity	2.38	1.67	2.80

Retained Earnings

Under Canadian GAAP, stock issue costs  are shown as an adjustment to retained earnings.  Under U.S. GAAP, the carrying amount of capital stock is shown net of issue costs.

The following table reconciles the net income as reported on the consolidated statement of income to the net income that would have been reported had the financial statements been prepared in accordance with the United States Accounting Principles and the requirements of the SEC:

	2002	2001	2000

Income from continuing operations in accordance with Canadian GAAP	$ 61,595	$ 26,562	$ 29,974

Adjustments to reconcile financial statements to U.S. GAAP:

Deferred product development costs	(1,648)	(3,964)	(2,275)
Accounting for derivatives	332	(2,264)	(366)
Goodwill amortization	-	(402)	(123)
Interest expense	-	(675)	-
Income taxes	467	2,583	(420)

	(849)	(4,722)	(3,184)

Cumulative effect of change in adopting SFAS No. 133. “Accounting for Derivative Instruments and Hedging Activities”, net of income taxes
	-	(665)	-

	(849)	(5,387)	(3,184)

Income from continuing operations in accordance with U.S. GAAP	$ 60,746	$ 20,117	$ 14,122

Earnings per share:

Basic

Income from continuing operations	$ 2.02	$ 0.75	$ 0.95
Net income	$ 2.02	$ 0.71	$ 0.50

Fully Diluted

Income from continuing operations	$ 1.98	$ 0.74	$ 0.94
Net income	$ 1.98	$ 0.70	$ 0.50

The following summarizes the balance sheet amounts in accordance with U.S. GAAP where different from the amounts reported under Canadian GAAP:

	2002	2001

Deferred charges	$ 2,743	$ 187
Goodwill	157,370	157,318
Other assets	12,931	-
Deferred income tax asset – net long term	1,182	1,632
Accounts payable and accrued liabilities	143,248	104,907
Other Long-term liabilities	3,191	-
Capital stock	134,667	61,234
Retained earnings	207,118	147,682
Minimum pension adjustment	(6,263)	-
Cumulative translation adjustment	2,565	(4,279)

	2002	2001
The components of deferred taxes are as follows:

Current deferred income tax assets:

Reserves and allowances	$ 11,081	$ 10,877
Other	33	318

Net Current Deferred Income Tax Assets	$ 11,114	$ 11,195

Long-term deferred income tax assets:

Employee pensions	$ 4,610	$ 2,232
Share issue costs	773	74
Development costs	1,773	2,027
Operating loss carry forwards	3,074	8,385
Derivatives	1,393	1,501
Other	438	151

Total long-term deferred income tax liabilities	12,061	14,370

Long-term deferred income tax liabilities:

Employee pensions	154	131
Capital assets	7,950	11,363
Intangible assets	2,775	1,244

Total long-term deferred income tax liabilities	10,879	12,738

Net Long-Term Deferred Income Tax Assets	$ 1,182	$ 1,632

The Company’s Statement of Cash Flows determined in accordance with U.S. GAAP would be as follows:

	2002	2001	2000

Operating activities	$ 121,592	$ 40,451	$ 45,287
Financing activities	(71,414)	(36,534)	(15,169)
Investing activities	(17,763)	10,778	(18,600)
Net cash used in discontinued operations	-	(3,675	(10,557)
Effect of exchange rates on cash	3,395	950	(374)

Increase in cash and cash equivalents	$ 35,810	$ 11,970	$ 587

Comprehensive Income

The United States Financial Accounting Standards Board has issued, SFAS No. 130, “Reporting Comprehensive Income”.  For the Company, the principal difference between net income, as historically reported in the consolidated statement of income and comprehensive income, is foreign currency translation recorded in shareholders’ equity and minimum pension liability not yet recognized as a net periodic pension cost.  Comprehensive income is as follows:

	2002	2001	2000

Net income in accordance with U.S. GAAP	$ 60,746	$ 20,117	$ 14,122

Foreign currency translation adjustments	4,702	(2,623)	(1,893)

Minimum pension liability adjustments	(6,263)	-	-

Cumulative effect of change in adopting SFAS
No. 133 “Accounting for Derivative Hedging
Instruments and Activities”, net of income taxes	-	(413)	-

Realization of deferred amounts net of income taxes	-	413	-

Comprehensive income	$ 59,185	$ 17,494	$ 12,229

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTIRES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Vice-President, Finance and Secretary

March 7, 2003